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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

02041684

P.E. 6-3-02

FORM 6-K

Pursuant to Section 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of June 2002

ATTUNITY LTD.
(Name of Registrant)

Einstein Building, Tirat Carmel, Haifa, Israel 39101
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __ No X

This Form 6-K is being incorporated by reference into the Company's Form F-3 Registration Statements File Nos. 333-11972, 333-12450 and 333-14140.

ATTUNITY LTD.

6-K Items

1. Attunity Ltd. Press Release dated April 30, 2002 re First Quarter 2002 Results.

ITEM 1

1070235.10

Press Release

SOURCE: Attunity

Attunity Announces 2002 First Quarter Results

Profitability Marks Significant Milestone in Turnaround Strategy

BURLINGTON, Mass.--(BUSINESS WIRE)--April 30, 2002--Attunity Ltd. (NASDAQ:ATTU - news), a leader in business process, application and data integration solutions for the extended enterprise, today announced financial results for the first quarter ended March 31, 2002.

Total revenues for the first fiscal quarter of 2002 were $4,208,000 compared with $4,119,000 for the same period in the prior year. License revenues in Q1 2002 increased 43% to $1,982,000 from $1,389,000 in Q1 2001. Net profit for the first fiscal quarter of 2002 was $405,000 or $0.03 per share on a fully diluted basis. For the corresponding period in 2001, the net loss was $4,227,000 or $0.40 per share. Cash balances and securities increased from $3,268,000 at the end of Q4 2001 to $3,337,000 at the end of Q1 2002.

"Attunity is a dramatically different company today compared to a year ago and is now poised for 2002 to be a turnaround year. This past quarter represents the first significant milestone in our turnaround strategy," said Paul MacKay, chief executive officer at Attunity. "Enabled through a significant increase in license revenues, Q1 2002 is, as we projected on our Q4 conference call, Attunity's first profitable and cash positive quarter in over two years. With our run-rate of expenses reduced to under $4,000,000, we are now in the desirable position that our estimated recurring revenue; composed of license maintenance, OEM partner and distributor payments, and professional services, based on Q1 results, substantially covers our cash expenses for 2002."

"Although technology spending has been reduced and it is uncertain that the world's economy will show significant recovery in 2002, we foresee sequential growth in Attunity's revenue, profit and cash-flow for the balance of 2002."

Highlights of Attunity's First Fiscal Quarter 2002

Customer Wins

Significant sales of product license included the Oklahoma Medical Research Foundation, Compaq Computer Corporation, H&H Color Labs, NetTest, CommerzBank AG, The Sterling Trust Company, the Israeli Ministry of the Interior, the National Veterinary Services of the UK, Kuwait Petroleum, Daher, Wargny, West Peak, Canal de Isabel II, The Telephone Company of Cyprus, Synnex, the Hong Kong Stock Exchanges and the Hong Kong University of Science and Technology.

Channel Partnerships

Attunity and Consist International announced a partnership to provide sales, customer support and professional services for Attunity products in the markets of Latin America and Mexico, Germany and Spain.

Attunity and WebGain announced that WebGain would provide Attunity Connect in conjunction with WebGain's TopLink to extend their solution into mainframe and legacy data sources.

Attunity and Opera Technologies announced a partnership to provide sales, support and professional services for Attunity Connect in the Turkish market.

Attunity and CrossZ Solutions S.p.A. announced a partnership to provide sales, customer support and professional services for Attunity products in the Italian market.

New Product Offerings

Attunity Connect Version 3.3 further extends its market leading offering by introducing: enhanced legacy application integration features; support for enterprise transaction systems; and additional Java connectivity.

Attunity will conduct a teleconference today at 11:00am U.S. Eastern Standard Time. To take part in the conference call, please dial (719) 457-2629 ten minutes prior to the 11:00am start. This call will also be broadcast live on www.attunity.com and an online replay will be available approximately one hour after the call by dialing (719) 457-0820 confirmation code 403988.

About Attunity Ltd.

Attunity(TM) is a leading provider of eBusiness Integration solutions that deliver dynamic business process, application and data integration within and across enterprises. Attunity gives organizations the power to leverage their IT investments by automating and managing business processes within the enterprise and with partners, suppliers and customers over the Internet.

The company's portfolio of software and services work in concert. Its eBusiness Integration Suite utilizes the standards-based technologies of Attunity Connect(TM) and Attunity BPI(TM) to insure rapid ROI while maintaining business agility for the future.

Attunity delivers production-proven software and services to more than 1,000 companies worldwide and has strategic alliances with Oracle, Compaq and other world-class partners. Attunity products are available through direct sales and support offices in the United States, Israel, the United Kingdom, France, the People's Republic of China and Australia, as well as through full-service distributors: Mitsui, in Japan; IDISA, in Mexico; Legato Solutions & Services Pte Ltd, in Singapore; SPL, in South Africa; Chang-Sung Systems, Inc. and Innodigital Company Ltd. in Korea; Netmaker Technology Company, in Taiwan, Consist International in Mexico, Central and South America, Germany and Spain, CrossZ Solutions S.p.A. in Italy, and Opera Technologies in Turkey. For more information, visit www.attunity.com or send email to info@attunity.com.

• (Except for the historical information contained herein, the matters discussed in this news release include forward-looking statements that may involve a number of risks and uncertainties. Actual results may vary significantly based upon a number of factors, including but not limited to risks and product technology development, market acceptance of the products and continuing product demand, the impact of competitive products and pricing, changing economic conditions, both here and abroad, release and sales of new products by strategic resellers and customers, and other risk factors detailed in the company's most recent annual report and other filings with the Securities and Exchange Commission.)

Attunity Ltd
CONSOLIDATED STATEMENTS OF OPERATION
(In thousands of US Dollars)
(Unaudited)

	Three Months Ended March 31, 2002	2001
Revenues		
Licenses	1,982	1,389
Maintenance	1,216	1,223
Services	1,010	1,507
	4,208	4,119
Cost of revenues		
Licenses	411	529
Maintenance	187	256
Services	817	1,258
	1,415	2,043
Gross profit	2,793	2,076
Operating expenses		
Selling and marketing	1,273	3,548
General and administrative	564	1,222
Research and development, net	547	1,492
	2,384	6,262
Operating income (loss)	409	(4,186)
Financial income (expenses) - net	(3)	(40)
Income (loss) before income taxes	406	(4,226)
Income taxes	(1)	(1)
Net income (loss)	405	($ 4,227)
Income (loss) per share	$ 0.03	($ 0.40)
Weighted average number of shares outstanding	14,580	10,669

Attunity Ltd
CONSOLIDATED BALANCE SHEETS
(In thousands of US Dollars)
(Unaudited)

	March 31, 2002	Dec. 31, 2001
ASSETS		
Current Assets		
Cash and cash equivalents	$ 3,152	$ 3,045
Restricted cash	$ 185	$ 202
Marketable securities	--	21
Trade receivables, net	4,002	2,800
Other receivables	993	1,082
Total current assets	8,332	7,150
Severance pay fund	1,060	1,207
Fixed Assets		
Cost	7,368	7,330
Less: accumulated depreciation	(5,718)	(5,660)
	1,650	1,670
Other assets		
Computer software costs - net	6,060	6,070
Goodwill - net	5,197	5,197
	11,257	11,267
	$ 22,299	$ 21,294

Attunity Ltd
CONSOLIDATED BALANCE SHEETS
(In thousands of US Dollars)
(Unaudited)

	March 31, 2002	Dec. 31, 2001
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities		
Short-term bank debt	$ 109	$ 174
Current maturities of long-term debt	242	231
Trade payables	1,287	1,320
Deferred revenues	3,331	2,221
Accrued expenses and other liabilities	2,914	3,144
Total current liabilities	7,883	7,090
Long term liabilities		
Long term debt	241	211
Accrued severance pay	1,433	1,668
Total long term liabilities	1,674	1,879
Shareholders equity		
Share capital		
Authorized 30,000,000 ordinary shares of NIS 0.1 par value issued and outstanding:		
14,580,160 shares at March 31, 2002 and December 31, 2001	432	432
Capital surplus	86,614	86,614
Accumulated other comprehensive loss	(864)	(876)
Accumulated deficit	(73,440)	(73,845)
Total Shareholders equity	12,742	12,325
	$ 22,299	$ 21,294

Contact:

Attunity
Dan Potter
781-359-3502
dpotter@attunity.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this to be signed on its behalf by the undersigned, thereunto duly authorized.

ATTUNITY LTD.
(Registrant)

By______________________________
Arie Gonen
Chairman

Date: June 18, 2002